SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 31, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_______________

SIGNATURES
METSO’S SERIES 2000 B AND 2001 A AND B STOCK OPTIONS TO MAIN LIST
WARRANTS IN METSO CORPORATION 2001
II TERMS AND CONDITIONS OF THE SHARE SUBSCRIPTION
WARRANTS IN METSO CORPORATION 2000

SIGNATURES

Date  March 31, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO’S SERIES 2000 B AND 2001 A AND B STOCK OPTIONS TO MAIN LIST

(Helsinki, Finland, March 31, 2003) — The Series B stock options that Metso Corporation (NYSE: MX; HEX: MEO) issued in 2000 will be made available for trading on the Main List of the Helsinki Exchanges combined with the Series 2000 A stock options from April 1, 2003. Furthermore, the Series A and B stock options issued by Metso Corporation in 2001 will be combined and made available for trading as a separate security from April 1, 2003.

A total of 2,500,000 Series 2000 B stock options have been issued and each option entitles its holder to subscribe for one (1) Metso Corporation share (MEO1V) having a nominal value of EUR 1.70, commencing on April 1, 2003. The subscription price is EUR 14.40/share.

The share subscription price will be reduced by the amount of the dividend per share on the record date of each dividend payout. Shares subscribed for on the basis of the stock options entitle their holders to a dividend starting from the subscription year. Other shareholder rights begin from the date when the increase in share capital has been entered in the Trade Register. All-in-all, a maximum of 5,000,000 shares can be subscribed for with the Series 2000 A and B stock options. Accordingly, the share capital of Metso can be increased by a maximum of EUR 8,500,000.

A total of 1,000,000 Series 2001 A and B stock options have been issued and each option entitles its holder to subscribe for one (1) Metso Corporation share (MEO1V) having a nominal value of EUR 1.70, commencing on April 1, 2003. The subscription price is EUR 14.40/share.

The share subscription price will be reduced by the amount of the dividend per share on the record date of each dividend payout. Shares subscribed for on the basis of the stock options entitle their holders to a dividend starting from the subscription year. Other shareholder rights begin from the date when the increase in share capital has been entered in the Trade Register. All-in-all, a maximum of 1,000,000 shares can be subscribed for with the Series 2001 A and B stock options. Accordingly, the share capital of Metso can be increased by a maximum of EUR 1,700,000.

For both Series 2000 B and 2001 A and B stock options, the subscription period will begin on April 1, 2003 and end on April 30, 2005.

Subscriptions will be accepted at Conventum Securities Limited (Kaivokatu 12, P.O. Box 359, FIN-00101 Helsinki, Finland, www.conventum.fi).

Basic Information on Metso Corporation’s 2000 A and B stock options:

Trading code: ISIN code: Lot size: Exchange ratio:	MEO1VEW100 FI0009603260 100 1 (MEO1VEW100): 1 (MEO1V, EUR 14.40)

Basic Information on Metso Corporation’s 2001 A and B stock options:

Trading code: ISIN code: Lot size: Exchange ratio:	MEO1VEW101 FI0009604714 100 1 (MEO1VEW101): 1 (MEO1V, EUR 14.40)

Subscriptions made on the basis of Series 2000 A and B and 2001 A and B stock options and the increases in share capital will be decided with in every other meeting of the Board of Directors, if necessary. The new shares will be accepted for public trading on the Helsinki Exchanges together with the existing shares.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

Attachment
Terms and conditions of the 2000 A and B and 2001 A and B stock option programs

For additional information, please contact:
Harri Luoto, Sr. V.P., General Counsel, Metso Corporation, tel. +358 204 843 240

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.

APPENDIX 1 Press release on March 31, 2003 at 9.45 a.m. Finnish time

WARRANTS IN METSO CORPORATION 2001

In its meeting on 13 February 2001 the Board of Directors (“Board of Directors”) of Metso Corporation (the “Company”) has resolved to propose to the Annual General Meeting of Shareholders to be held on 28 March 2001 that warrants be issued to the key personnel of Metso Group on the following terms and conditions:

I   ISSUANCE OF WARRANTS

1.   Number of warrants

The number of warrants issued will be 1,000,000 which entitle to subscribe for a total of 1,000,000 shares in Metso Corporation.

2.   Warrants

Of the warrants 500,000 will be marked with the letter A and 500,000 with the letter B.

The persons to which warrants will be issued will be notified in writing by the Company about the issue of warrants. The warrants will be delivered to the recipient when he or she has accepted the offer of the Company. Warrant certificates shall upon request be delivered to the warrant holder at the start of the relevant subscription period unless the warrants have been transferred to the book-entry system.

3.   Right to warrants

The warrants shall, with deviation from the shareholders’ pre-emptive right to subscription, be issued to the key personnel of the Metso Group and to Rauma Investments Oy, a wholly-owned subsidiary of Metso Corporation. It is proposed that the shareholders’ pre-emptive right to subscription be deviated from since the warrants are intended to form part of the Group’s incentive program for the key personnel.

4.   Distribution of warrants

The Board of Directors decides upon the distribution of the warrants. Rauma Investments Oy shall be distributed warrants to such extent that the warrants are not distributed to the key personnel of the Metso Group. The Board of Directors of Metso Corporation shall later on decide upon the further distribution of the warrants issued to the subsidiary to the key personnel of Metso Group.

APPENDIX 2(4) Press release on March 31, 2003 at 9.45 a.m. Finnish time

5.   Assignment of warrants and obligation to offer warrants

The warrants are freely assignable when the relevant share subscription period has begun. The Board of Directors may, as an exception to the above, permit the assignment of a warrant also at an earlier date.

Should a subscriber cease to be employed by or in the service of the Metso Group before 1 April 2003 for any other reason than retirement or death, such person shall without delay offer to the Company free of charge the warrants for which the share subscription period in accordance with Section II.2 had not begun at the last day of such person’s employment.

II   TERMS AND CONDITIONS OF THE SHARE SUBSCRIPTION

1.   Right to subscribe new shares

Each warrant entitles its holder to subscribe for one (1) share in Metso Corporation. The book-value equivalent of each share is 1.70 euro. As a result of the subscriptions the share capital of Metso Corporation may be increased by a maximum of 1,000,000 new shares, i.e. by a maximum of 1,700,000 euro.

2.   Share subscription and payment

The subscription period shall begin:

for warrant A for warrant B	on 1 April 2001 and on 1 April 2003.

The share subscription period shall end on 30 April 2005 for all warrants.

The share subscription shall take place at the head office of Metso Corporation and possibly at an other location to be determined later. Payment of shares subscribed shall be effected on subscription.

3.   Share subscription price

The share subscription price shall be fifteen euros and 60 cents (15.60). From the share subscription price shall as per the dividend record date be deducted the amount of the dividend distributed after 1 March 2001 but before the date of subscription for shares. The share subscription price shall nevertheless always amount to at least the book-value equivalent of the share.

APPENDIX 3(4) Press release on March 31, 2003 at 9.45 a.m. Finnish time

4.   Registration of shares

Shares subscribed for and fully paid shall be registered in the book-entry account of the subscriber.

5.   Shareholder rights

The shares shall entitle to dividend for the financial year in which the subscription takes place. Other shareholder rights shall commence when the increase of the share capital has been registered with the Trade Register.

6.   Share issues, convertible bonds and warrants before share subscription

Should the Company, before the subscription for shares, increase its share capital through an issue of new shares, or issue convertible bonds or warrants in such a manner that the subscription or receiving of these is based on the shareholding in Metso Corporation, a warrant holder shall have the same right as or an equal right to that of a shareholder. Equality is reached in the manner determined by the Board of Directors by adjusting the amount of shares available for subscription, the subscription price or both of these.

Should the Company, before the subscription for shares, increase its share capital by way of a bonus issue, the subscription ratio shall be amended so that the ratio to the share capital of shares to be subscribed for by virtue of warrants remains unchanged. If the number of shares that can be subscribed for by virtue of one warrant should be a fraction, the fractional part shall be taken into account by reducing the subscription price.

7.   Rights in certain cases

If the Company reduces its share capital before the subscription of shares, the subscription right accorded by the terms of the warrant shall be adjusted accordingly as specified in the resolution to reduce the share capital.

If the Company is placed in liquidation before the subscription of shares, the warrant holder shall be given an opportunity to exercise his subscription right before the liquidation begins within a period of time determined by the Board of Directors.

If the Company resolves to merge in an other company as the company being acquired or in a company to be formed in a combination merger or if the Company resolves to be divided, the warrant holder shall before the merger or division be given the right to subscribe for the

APPENDIX 4(4) Press release on March 31, 2003 at 9.45 a.m. Finnish time shares within the period of time determined by the Board of Directors. After such date no subscription right shall exist.

If the Company resolves to acquire its own shares by an offer made to all shareholders, the warrant holders shall be made an equivalent offer. In other cases acquisition of the Company’s own shares does not require the Company to take any action in relation to the warrants.

Should, before the end of the subscription period, a situation as referred to in Chapter 14 Section 19 of the Finnish Companies Act, in which a shareholder possesses over 90% of the shares of the Company and therefore has the right and obligation to redeem the shares of the remaining shareholders arise or if a redemption right is created pursuant to Article 12 of the Company’s Articles of Association, the warrant holders shall be entitled to use their right of subscription by virtue of the warrant within a period of time defined by the Board of Directors.

If the book-value equivalent of the share is changed while the share capital remains unchanged, the subscription terms shall be amended so that the total book-value equivalent of the shares available for subscription and the total subscription price remain the same.

Converting the Company from a public company into a private company will not affect the terms and conditions of the warrants.

8.   Dispute resolution

Disputes arising in relation to the warrants shall be settled by arbitration in accordance with the Arbitration Rules of the Central Chamber of Commerce.

9.   Other matters

The Board of Directors may decide on the transfer of the warrants to the book-entry system at a later date and on the resulting technical amendments to the terms and conditions. Other matters related to the warrants are decided on by the Board of Directors. The warrant documentation is kept available for inspection at the head office of Metso Corporation in Helsinki.

APPENDIX 2 Press release on March 31, 2003 at 9.45 a.m. Finnish time

WARRANTS IN METSO CORPORATION 2000

In its meeting on 3 February 2000 the Board of Directors (“Board of Directors”) of Metso Corporation (the “Company”) has resolved to propose to the Annual General Meeting of Shareholders to be held on 29 March 2000 that warrants be issued to the key personnel of Metso Group on the following terms and conditions:

I   ISSUANCE OF WARRANTS

1.   Number of warrants

The number of warrants issued will be 5,000,000 which entitle to subscribe for a total of 5,000,000 shares in Metso Corporation.

2.   Warrants

Of the warrants 2,500,000 will be marked with the letter A and 2,500,000 with the letter B.

The persons to which warrants will be issued will be notified in writing by the Company about the issue of warrants. The warrants will be delivered to the recipient when he or she has accepted the offer of the Company. Warrant certificates shall upon request be delivered to the warrant holder at the start of the relevant subscription period unless the warrants have been transferred to the book-entry system.

3.   Right to warrants

The warrants shall, with deviation from the shareholders’ pre-emptive right to subscription, be issued to the key personnel of the Metso Group and to Rauma Investments Oy, a wholly-owned subsidiary of Metso Corporation. It is proposed that the shareholders’ pre-emptive right to subscription be deviated from since the warrants are intended to form part of the Group’s incentive program for the key personnel. In addition, the purpose of the warrants is to standardise the incentive programs of the Group in such a manner that the warrant holders of Valmet Corporation and Rauma Corporation are offered a possibility to convert their warrants in the aforementioned companies to the warrants now being issued.

4.   Distribution of warrants

The Board of Directors decides upon the distribution of the warrants. Rauma Investments Oy shall be distributed warrants to such extent that the warrants are not distributed to the key personnel of the Metso Group. The Board of Directors of Metso Corporation shall later on

APPENDIX 2(4) Press release on March 31, 2003 at 9.45 a.m. Finnish time decide upon the further distribution of the warrants issued to the subsidiary to the key personnel of Metso Group.

5.   Assignment of warrants and obligation to offer warrants

The warrants are freely assignable when the relevant share subscription period has begun. The Board of Directors may, as an exception to the above, permit the assignment of a warrant also at an earlier date.

Should a subscriber cease to be employed by or in the service of the Metso Group before 1 April 2003 for any other reason than retirement or death, such person shall without delay offer to the Company free of charge the warrants for which the share subscription period in accordance with Section II.2 had not begun at the last day of such person’s employment.

II   TERMS AND CONDITIONS OF THE SHARE SUBSCRIPTION

1.   Right to subscribe new shares

Each warrant entitles its holder to subscribe for one (1) share in Metso Corporation. The book-value equivalent of each share is 1.70 euro. As a result of the subscriptions the share capital of Metso Corporation may be increased by a maximum of 5,000,000 new shares, i.e. by a maximum of 8,500,000 euro.

2.   Share subscription and payment

The subscription period shall begin:

for warrant A for warrant B	on 1 April 2001 and on 1 April 2003.

The share subscription period shall end on 30 April 2005 for all warrants.

The share subscription shall take place at the head office of Metso Corporation and possibly at an other location to be determined later. Payment of shares subscribed shall be effected on subscription.

3.   Share subscription price

The share subscription price shall be sixteen (16) euro. From the share subscription price shall as per the dividend record date be deducted the amount of the dividend distributed after

APPENDIX 3(4) Press release on March 31, 2003 at 9.45 a.m. Finnish time

1 March 2000 but before the date of subscription for shares. The share subscription price shall nevertheless always amount to at least the book-value equivalent of the share.

4.   Registration of shares

Shares subscribed for and fully paid shall be registered in the book-entry account of the subscriber.

5.   Shareholder rights

The shares shall entitle to dividend for the financial year in which the subscription takes place. Other shareholder rights shall commence when the increase of the share capital has been registered with the Trade Register.

6.   Share issues, convertible bonds and warrants before share subscription

Should the Company, before the subscription for shares, increase its share capital through an issue of new shares, or issue convertible bonds or warrants in such a manner that the subscription or receiving of these is based on the shareholding in Metso Corporation, a warrant holder shall have the same right as or an equal right to that of a shareholder. Equality is reached in the manner determined by the Board of Directors by adjusting the amount of shares available for subscription, the subscription price or both of these.

Should the Company, before the subscription for shares, increase its share capital by way of a bonus issue, the subscription ratio shall be amended so that the ratio to the share capital of shares to be subscribed for by virtue of warrants remains unchanged. If the number of shares that can be subscribed for by virtue of one warrant should be a fraction, the fractional part shall be taken into account by reducing the subscription price.

7.   Rights in certain cases

If the Company reduces its share capital before the subscription of shares, the subscription right accorded by the terms of the warrant shall be adjusted accordingly as specified in the resolution to reduce the share capital.

If the Company is placed in liquidation before the subscription of shares, the warrant holder shall be given an opportunity to exercise his subscription right before the liquidation begins within a period of time determined by the Board of Directors.

If the Company resolves to merge in an other company as the company being acquired or in a company to be formed in a combination merger or if the Company resolves to be divided,

APPENDIX 4(4) Press release on March 31, 2003 at 9.45 a.m. Finnish time the warrant holder shall before the merger or division be given the right to subscribe for the shares within the period of time determined by the Board of Directors. After such date no subscription right shall exist.

If the Company resolves to acquire its own shares by an offer made to all shareholders, the warrant holders shall be made an equivalent offer. In other cases acquisition of the Company’s own shares does not require the Company to take any action in relation to the warrants.

Should, before the end of the subscription period, a situation as referred to in Chapter 14 Section 19 of the Finnish Companies Act, in which a shareholder possesses over 90% of the shares of the Company and therefore has the right and obligation to redeem the shares of the remaining shareholders arise or if a redemption right is created pursuant to Article 12 of the Company’s Articles of Association, the warrant holders shall be entitled to use their right of subscription by virtue of the warrant within a period of time defined by the Board of Directors.

If the book-value equivalent of the share is changed while the share capital remains unchanged, the subscription terms shall be amended so that the total book-value equivalent of the shares available for subscription and the total subscription price remain the same.

Converting the Company from a public company into a private company will not affect the terms and conditions of the warrants.

8.   Dispute resolution

Disputes arising in relation to the warrants shall be settled by arbitration in accordance with the Arbitration Rules of the Central Chamber of Commerce.

9.   Other matters

The Board of Directors may decide on the transfer of the warrants to the book-entry system at a later date and on the resulting technical amendments to the terms and conditions. Other matters related to the warrants are decided on by the Board of Directors. The warrant documentation is kept available for inspection at the head office of Metso Corporation in Helsinki.